JACKSON NATIONAL LIFE INSURANCE COMPANY
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500



May 4, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      Jackson National Separate Account - I
         File Nos. 33-82080 and 811-8664
         CIK No. 0000927730
         Accession No. 0000933691-01-500020 (485B)

Dear Sir/Madam:

On May 2, 2001, the above-referenced 485B filing was forwarded via Edgar. It has been determined that the 485B filing was filed by mistake and we are requesting withdrawal of the previously accepted 485B filing, under Form Type AW. Please contact the undersigned at 517-367-4336 with any questions or comments you may have concerning the enclosed.

Sincerely,

Jackson National Life Insurance Company

By:  /s/ Susan S. Rhee

Susan S. Rhee